Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	Name of shareholder having a major interest BRANDES INVESTMENT PARTNERS L.P.

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 SHAREHOLDER NAMED IN 2 ABOVE	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them NOT NAMED – 345 CUSTODIAN BANKS UNAFFILIATED WITH BRANDES

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed NOT DISCLOSED	8.	Percentage of issued class NOT DISCLOSED

9.	Class of security ORDINARY SHARES OF 27.5p EACH	10.	Date of transaction 5 DECEMBER 2005	11.	Date company informed 6 DECEMBER 2005

12.	Total holding following this notification A TOTAL OF 232,084,513 ORDINARY SHARES (OF WHICH 12,161,583 WERE HELD IN THE FORM OF ADRs, WHERE ONE ADR REPRESENTS FIVE ORDINARY SHARES)	13.	Total percentage holding of issued class following this notification 7.9%

14.	Any additional information	15.	Name of contact and telephone number for queries ANN PATRICIA ELEY 020 7111 7033

16.	Name and signature of authorised company official responsible for making this notification MARK CHAMBERS GENERAL COUNSEL AND GROUP COMPANY SECRETARY

Date of notification 8 DECEMBER 2005